UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Viggle Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92672V
(CUSIP Number)

Mitchell J. Nelson, 430 Park Avenue, 6th Floor, New York, NY 10016
(Name, address and telephone number of person authorized to receive notices and communications)

10/25/2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92672V	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 108,861,913
SHARES BENEFICIALLY	8	SHARED VOTING POWER 111,561,913
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 108,861,913
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 111,561,913
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,561,913
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.9%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 92672V	SCHEDULE 13D/A	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value, $0.001 per share, of Viggle Inc., a Delaware corporation (the “Company”).

Item 2.	Identity and Background.

(a)	The Reporting Person is Robert F.X. Sillerman.

(b)	The Reporting Person’s business address is 902 Broadway, 11th Floor, New York, NY 10010.

(c)	The Reporting Person is the Executive Chairman and Chief Executive Officer of the Company. The Reporting Person is also the Executive Chairman and Chief Executive Officer of SFX Entertainment Inc., 430 Park Avenue, 6th Floor, New York, NY 10022.

(d)	During the past five years, the reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which as a result of such proceeding the reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the U.S.A.

Item 3.	Source or Amount of Funds or Other Consideration.

Mr. Sillerman has used his personal funds to make the purchases of the Company’s securities.

Item 4.	Purpose of the Transaction.

On March 11, 2013, Viggle Inc. (the “Company”) and Sillerman Investment Company II LLC (“SIC II”), an affiliate of the Company’s Executive Chairman and Chief Executive Officer, entered into an amended and restated line of credit (the “New $25,000,000 Line of Credit”) to the Company, pursuant to which the Company may, from time to time, draw on the New $25,000,000 Line of Credit in amounts of no less than $1,000,000.  The New $25,000,000 Line of Credit provides that the Company will issue to SIC II a warrant to purchase 100,000 shares of the Company’s Common Stock, par value $0.001 per share (the “Common Stock”) for each $100,000 the Company draws under the $25,000,000 Line of Credit.  On October 25, 2013, the Company drew $2,000,000 under the New $25,000,000 Line of Credit, bringing the total amount drawn by the Company under the New $25,000,000 Line of Credit to $13,000,000.  In accordance with the terms of the New $25,000,000 Line of Credit, the Company issued on October 25, 2013 warrants to purchase 2,000,000 shares of the Company’s Common Stock, par value $0.001 per share.  These warrants are exercisable at a price of $1.00 per share and shall expire five (5) years after issuance.

The Board of Directors also approved for purposes of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”), the transaction and the issuance of the warrants for purposes of securing an exemption for such acquisition of all such warrants and the shares into which they may be converted by SIC II.  As approved by the Board of Directors, SIC II is a director of the Company by deputization for purposes of securing an exemption for these transactions from the provisions of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

CUSIP No. 92672V	SCHEDULE 13D/A	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

The Reporting Person beneficially owns 111,561,913 shares of common stock, including the following:

(i)	The Reporting Person directly owns 18,230,455 shares of the Company’s common stock, including the following:
a.	5,730,455 shares of common stock,
b.
options to purchase 2,500,000 shares of the Company’s common stock, which options were granted on April 4, 2013 pursuant to an amendment to the Reporting Person’s employment agreement with the Company, and

c.
warrants to purchase 10,000,000 shares of the Company’s common stock, which warrants were issued in connection with the Reporting Person’s guarantee of the Company’s obligations under the Company’s term loan agreement with Deutsche Bank Trust Company Americas.

(ii)	The Reporting Person also indirectly owns 85,331,458 shares of the Company’s common stock, including the following:
a.	43,657,545 shares of common stock owned by Sillerman Investment Company, LLC;
b.	Warrants to purchase 5,000,000 shares of common stock owned by Sillerman Investment Company II, LLC,
c.
13,000,000 shares of stock issuable upon the exercise of warrants held by Sillerman Investment Company II LLC, which are exercisable at $1.00 per share, and which were issued in connection with the Company’s draws under the New $25,000,000 Line of Credit;

d.	28,973,913 shares of common stock issuable upon conversion of 33,320 shares of the Company’s Series A Convertible Preferred Stock that are held by SIC, and
e.	2,700,000 shares of common stock owned of record by Laura Baudo Sillerman, the Reporting Person’s spouse.

For purposes of Items 7 and 9 of the cover page of this Schedule 13D, the Reporting Person has included all of the above shares, other than the 2,700,000 shares held by Laura Baudo Sillerman, the Reporting Person’s spouse.  Those additional 2,700,000 shares are included in Items 8 and 10 of the cover page of this Schedule 13D. The Company’s most recent Quarterly Report on Form 10-Q reported that the Company had 75,139,350 shares of its common stock outstanding. Of the amounts set forth above, the 2,500,000 shares described in Section (i)(b), the 10,000,000 shares described in Section (i)(c), the 5,000,000 shares described in Section (ii)(b), the 13,000,000 shares described in Section (ii)(c) and the 28,973,913 shares described in Section (ii)(d) are not yet outstanding as of the date of the most recent Quarterly Report on Form 10-Q. Therefore, the Reporting Person has assumed that those shares are outstanding for calculating his percentage of common stock of the Company that he beneficially owns.  As a result, the 111,561,913 shares owned by the Reporting Person and set forth above represent 82.9% of the Company’s common stock. Although an unaffiliated party owns a minority interest in SIC, because the Reporting Person owns and controls a majority of SIC, the Reporting Person has classified those shares in the sole voting and dispositive power categories.

In addition, the Reporting Person also owns 21,364.2 shares of Series B Convertible Preferred Stock.  Of those shares, SIC holds 20,083.2 shares of the Series B Convertible Preferred Stock and the Reporting Person holds 1,281 shares of the Series B Convertible Preferred Stock.  Because the shares of Series B Convertible Preferred Stock are only convertible upon the occurrence of certain triggers that have not yet occurred, they have not been included in the Reporting Person’s percentage of ownership set forth above, because they are not convertible by the Reporting Person into shares of common stock within the next 60 days.  However, if the shares of Series B Preferred Stock were convertible as of the date of this filing, they would be convertible into 18,577,565 shares of Common Stock.  If all such shares were converted, then the Reporting Person would beneficially own 85.0% of the Company’s common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person is the owner of Sillerman Investment Company, LLC (subject to the minority interest of an unaffiliated third party) and Sillerman Investment Company II, LLC and thus controls the shares held by such entities.

Item 7.	Material to be filed as Exhibits.

Reference is made to the New $25,000,000 Line of Credit attached as Exhibit 10.3 to the Company’s Current Report on Form 8-K as filed with the SEC on March 15, 2013, and incorporated herein by reference, and the Form of Warrant attached thereto as Exhibit C and incorporated herein by reference.

CUSIP No. 92672V	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIGGLE INC.

November 7, 2013	By:	/s/ Robert F.X. Sillerman
Robert F.X. Sillerman Executive Chairman and Chief Executive Officer